SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Orgenesis Inc.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

68619K105
(CUSIP Number)

October 15, 2020
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68619K105	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Long Hill Capital V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,350,526
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,350,526
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,526
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 68619K105	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Bergen Special Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,350,526
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,350,526
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,526
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 68619K105	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Bergen Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,350,526
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,350,526
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,526
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 68619K105	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Eugene Tablis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,350,526
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,350,526
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,526
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 68619K105	13G	Page 6 of 10 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Orgenesis Inc. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 20271 Goldenrod Lane, Germantown, MD 20876.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Long Hill Capital V, LLC, a Delaware limited liability company ("Long Hill") with respect to the Shares (as defined below) directly held by it.

(ii)	Bergen Special Opportunity Fund, LP, a Delaware limited partnership (the "Bergen Fund"), with respect to the Shares directly held by Long Hill;

(iii)	Bergen Asset Management, LLC, a Delaware limited liability company ("Bergen Investment Management"), with respect to the Shares directly held by Long Hill; and

(iv)	Mr. Eugene Tablis ("Mr. Tablis") with respect to the Shares directly held by Long Hill.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Bergen Investment Management serves as the investment manager to the Bergen Fund. The Bergen Fund is the sole member of Long Hill. Bergen Partners (BSOF), LLC, a Delaware limited liability company, is the general partner of the Bergen Fund. Mr. Tablis is the Chief Investment Officer and Managing Director of Bergen Investment Management. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is c/o Bergen Asset Management, LLC, 1800 N. Military Trail, Boca Raton, Florida 33431.

Item 2(c).	CITIZENSHIP:

Long Hill is a Delaware limited liability company. The Bergen Fund is a Delaware limited partnership. Bergen Investment Management is a Delaware limited liability company. Mr. Tablis is a citizen of the United States.

CUSIP No. 68619K105	13G	Page 7 of 10 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, par value $.0001 per share (the "Shares").

Item 2(e).	CUSIP NUMBER:

68619K105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________________________

CUSIP No. 68619K105	13G	Page 8 of 10 Pages

Item 4.	OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages used herein are calculated based upon approximately 24,156,183 Shares outstanding as of October 21, 2020, being the sum total of the outstanding Shares reported in the Issuer's proxy statement filed with the Securities and Exchange Commission on September 23, 2020 and the Shares issued in the transaction described in the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2020.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68619K105	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: October 22, 2020

LONG HILL CAPITAL V, LLC

By: Bergen Special Opportunity Fund, LP, its Sole Member

By: Bergen Asset Management, LLC, its Investment Manager

By:	/s/ Eugene Tablis
Name: Eugene Tablis
Title: Chief Investment Officer and Managing Director

BERGEN SPECIAL OPPORTUNITY FUND, LP

By: Bergen Asset Management, LLC, its Investment Manager

By:	/s/ Eugene Tablis
Name: Eugene Tablis
Title: Chief Investment Officer and Managing Director

BERGEN ASSET MANAGEMENT, LLC

By:	/s/ Eugene Tablis
Name: Eugene Tablis
Title: Chief Investment Officer and Managing Director

/s/ Eugene Tablis
EUGENE TABLIS

CUSIP No. 68619K105	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: October 22, 2020

LONG HILL CAPITAL V, LLC

By: Bergen Special Opportunity Fund, LP, its Sole Member

By: Bergen Asset Management, LLC, its Investment Manager

By:	/s/ Eugene Tablis
Name: Eugene Tablis
Title: Chief Investment Officer and Managing Director

BERGEN SPECIAL OPPORTUNITY FUND, LP

By: Bergen Asset Management, LLC, its Investment Manager

By:	/s/ Eugene Tablis
Name: Eugene Tablis
Title: Chief Investment Officer and Managing Director

BERGEN ASSET MANAGEMENT, LLC

By:	/s/ Eugene Tablis
Name: Eugene Tablis
Title: Chief Investment Officer and Managing Director

/s/ Eugene Tablis
EUGENE TABLIS